SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                Liquidpure Corp.
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                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
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                         (Title of Class of Securities)

                                   536346 10 9
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                                 (CUSIP Number)

                                   John Hromyk
                      PO Box 731, 23 Burnside Drive, Bay 3
                          Bragg Creek, Alberta T0L 0K0
                                 (403) 949-5621
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           (Name, Address and Telephone Number of Person Authorized to
                                      Receive Notices and Communications)

                                 August 30, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).




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CUSIP No.     536346 10 9


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1)   Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons
     (entities only):

     John Hromyk

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

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3)   SEC  Use  Only

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4)   Sources  of  Funds  (See  Instructions):     PF

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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6)   Citizenship  or  Place  of  Organization:         Canada

Number of               (7)  Sole Voting Power:       6,500,000
Shares Bene-
ficially                (8)  Shared Voting Power          -0-
Owned by
Each Report-            (9)  Sole Dispositive Power:  6,500,000
ing Person
With                   (10)  Shared Dispositive Power     -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,500,000

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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13)  Percent of Class Represented by Amount in Row  (11):

     61.5%
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14)  Type  of  Reporting  Person  (See  Instructions):   IN

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Item 1.   Security and Issuer

         This statement relates to the common stock, $0.0001 par value ("Common Stock") of Liquidpure Corp. (the "Issuer"). The principal executive offices of the Issuer are presently located at PO Box 731, 23 Burnside Drive, Bay 3, Bragg Creek, Alberta T0L 0K0.


Item 2.   Identity and Background

         This statement is filed by John Hromyk, businessman, whose business address is PO Box 731, 23 Burnside Drive, Bay 3, Bragg Creek, Alberta T0L 0K0.

         During the last five (5) years, John Hromyk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five (5) years, John Hromyk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

         By Agreement for the Purchase of Common Stock made between Amar Bahadoorsingh and John Hromyk and signed on August 15, 2001, John Hromyk agreed to purchase 6,500,000 shares of the Issuer's common stock from the majority shareholder for $650.00. This transaction is to close on or about August 30, 2001.


Item 4.   Purpose of Transaction

         The purpose of the transaction was to grant control of the Issuer to John Hromyk. John Hromyk's 6,500,000 shares of Common Stock is part of John Hromyk's investment portfolio. John Hromyk is an officer of the Issuer, and is seeking candidates for merger with or acquisition by the Issuer.

         John Hromyk reserves the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

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     g.   Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     j.    Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         As of August 30, 2001, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

         The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

         No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

         Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

A.   Agreement for the Purchase of Common Stock





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 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 30, 2001


/s/  John Hromyk
John Hromyk


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Exhibit A

                   AGREEMENT FOR THE PURCHASE OF COMMON STOCK

         THIS AGREEMENT is made this 15th day of August, 2001 by and between Amar Bahadoorsingh, of 43 - 06 Main Street, Flushing, NY 11355 ("Vendor") and John Hromyk of 23 Burnside Drive, Unit 3, Bragg Creek, Alberta T0L 0K0 ("Purchaser") for the purpose of setting forth the terms and conditions upon which the Vendor will sell to the Purchaser 6,500,000 shares of the common stock (the "Shares") of Liquidpure Corp.

         In consideration of the mutual promises, covenants, and representations contained herein, THE PARTIES HERETO AGREE AS FOLLOWS:

1. Subject to the terms and conditions of this Agreement, the Vendor agrees to sell, and the Purchaser agrees to purchase the Shares for the sum of US$650.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Vendor.

2. The Vendor represents and warrants to the Purchaser that the Vendor has good and marketable title to the Shares to be sold to the Purchaser pursuant to this Agreement and that the Shares are free and clear of all liens, security interests or pledges of any kind whatsoever. None of the Shares are or will be subject to any voting trust or agreement and no person holds or has the right to receive any proxy or similar instrument with respect to such Shares.

AGREED TO AND ACCEPTED effective the date first above written.


/s/ Amar Bahadoorsingh             /s/ John Hromyk
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Signature of Vendor                Signature of Purchaser


Amar Bahadoorsingh                 John Hromyk
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Print Name of Vendor               Print Name of Purchaser